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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Medigus Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.10 per share
(Title of Class of Securities)

58471G102**
(CUSIP Number)

OrbiMed Israel BioFund GP Limited Partnership
OrbiMed Israel GP Ltd.

Nissim Darvish
89 Medinat HaYehudim St.
Build E, 11th Floor
Herzliya 46766, Israel
Telephone: 972 73 2822600
(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

March 29, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** 58471G102 is the CUSIP number for the American Depositary Shares traded on the NASDAQ Stock Market. The ISIN number for the Ordinary Shares is IL0010961717.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 58471G102	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS OrbiMed Israel BioFund GP Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,407,282 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,407,282 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,407,282 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.86% (2)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	Includes 3,000,000 Ordinary Shares (as defined below) evidenced by 60,000 American Depositary Shares (“ADSs”) and 1,054,524 Ordinary Shares issuable upon the exercise of warrants.
(2)
This percentage is calculated based upon 93,128,584 of the Issuer’s Ordinary Shares outstanding, as reported in the Issuer’s Prospectus Supplement filed with the Securities Exchange Commission (the “SEC”) on March 27, 2017.

SCHEDULE 13D

CUSIP No. 58471G102	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS OrbiMed Israel GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,407,282 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,407,282 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,407,282 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.86% (2)
14		TYPE OF REPORTING PERSON (See Instructions) CO
(1)	Includes 3,000,000 Ordinary Shares (as defined below) evidenced by 60,000 American Depositary Shares (“ADSs”) and 1,054,524 Ordinary Shares issuable upon the exercise of warrants.
(2)
This percentage is calculated based upon 93,128,584 of the Issuer’s Ordinary Shares outstanding, as reported in the Issuer’s Prospectus Supplement filed with the Securities Exchange Commission (the “SEC”) on March 27, 2017.

Item 1.	Security and Issuer.

This Amendment No. 4 to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Israel GP Ltd. and OrbiMed Israel BioFund GP Limited Partnership originally filed with the Securities and Exchange Commission (the “SEC”) on July 28, 2015 (the “Statement”) and amended by Amendment No. 1 thereto filed with the SEC on April 1, 2016, Amendment No. 2 thereto filed with the SEC on September 14, 2016 and Amendment No. 3 thereto filed with the SEC on December 8, 2016.  The Statement relates to the Ordinary Shares, par value NIS 0.10 per share (the “Ordinary Shares”), of Medigus Ltd., an Israeli public limited liability company (the “Issuer”).  The Issuer’s principal executive offices are located at Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500 Israel.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On March 29, 2017, the Issuer closed a registered direct offering announced on March 24, 2017 (the “Offering”).  The Issuer issued in the Offering a total of 979,714 Class A Units, which consisted of one American depositary share (“ADS”) and a warrant to purchase one ADS, at a purchase price per unit of $3.50 with gross proceeds of approximately $7,500,000.  As a result of the Offering, the Issuer’s total number of outstanding Ordinary Shares increased to 93,128,584 (the “Outstanding Share Increase”).  None of the Reporting Persons participated in the Offering.  As a result of the Outstanding Share Issuance, the percentage of outstanding Ordinary Shares that the Reporting Persons may be deemed to beneficially own was reduced by more than one percent of the Issuer’s Ordinary Shares outstanding since the Reporting Persons filed Amendment No. 3 to the Statement.

Item 2.	Identity and Background.

(a)                  This Amendment No. 4 to the Statement is being jointly filed by OrbiMed Israel GP Ltd., an Israeli limited liability company (“OrbiMed Israel”), and OrbiMed Israel BioFund GP Limited Partnership, an Israeli limited partnership (“OrbiMed BioFund”) (together, the “Reporting Persons” and each, a “Reporting Person”).

(b) – (c)          OrbiMed Israel, a company that acts as general partner of certain limited partnerships, is the general partner of OrbiMed BioFund, which is the general partner of OrbiMed Israel Partners Limited Partnership, an Israeli limited partnership (“OrbiMed Partners”), which holds the securities to which this Amendment No. 3 relates.

The address of the principal office of each Reporting Person is 89 Medinat HaYehudim St., Build E, 11th Floor, Herzliya 46766 Israel.

The name, business address, present principal occupation or employment and citizenship of each of the directors, executive officers and partners (as applicable) of the Reporting Persons are set forth in Schedules I and II hereto and are incorporated herein by reference.

(d) – (e)          During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule B hereto, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.  As described more fully in Item 5(c) below, the event giving rise to the obligation of the Reporting Persons to file this Amendment No. 4 did not involve any transactions effected by one or more Reporting Persons with respect to the Ordinary Shares.

Item 4.	Purpose of Transaction.

Not applicable.  As described more fully in Item 5(c) below, the event giving rise to the obligation of the Reporting Persons to file this Amendment No. 4 did not involve any transactions effected by one or more Reporting Persons with respect to the Ordinary Shares.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Ordinary Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Ordinary Shares or otherwise, they may acquire Ordinary Shares (including in the form of ADSs) or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Ordinary Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Amendment No. 4, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the Issuer's capitalization or dividend policy; (f) any other material change in the Issuer's business or corporate structure: (g) any change in the Issuer's charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of  a national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)          As of the date of this filing, the Reporting Persons may be deemed, for purposes of Rule 13d‑3 of the Exchange Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Ordinary Shares described in Item 6 below.  Based upon information contained in the Issuer’s Prospectus Supplement filed with the SEC on March 27, 2017, such Ordinary Shares constitute approximately 7.86% of the issued and outstanding Ordinary Shares. OrbiMed Israel, pursuant to its authority as the sole general partner of OrbiMed BioFund, the sole general partner of OrbiMed Partners, may be deemed to indirectly beneficially own the shares of Ordinary Shares held by OrbiMed Partners.  OrbiMed BioFund, pursuant to its authority as the general partner of OrbiMed Partners, may be deemed to indirectly beneficially own the shares of Ordinary Shares held by OrbiMed Partners.  As a result, OrbiMed Israel and OrbiMed BioFund and OrbiMed Partners share the power to direct the vote and to direct the disposition of the shares of Ordinary Shares described in Item 3 above.

(c)          The Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.

(d)          Not applicable.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the relationships between the Reporting Persons described in Items 2, 3, and 5 above, OrbiMed BioFund is the sole general partner of OrbiMed Partners pursuant to the terms of the limited partnership agreement of OrbiMed Partners.  OrbiMed Israel is the sole general partner of OrbiMed BioFund, pursuant to the terms of the limited partnership agreement of OrbiMed BioFund.  As a result, OrbiMed BioFund has the power to direct the vote and to direct the disposition of the Ordinary Shares held by OrbiMed Partners and such power is exercised through OrbiMed Israel. OrbiMed Israel exercises this investment power through an investment committee (the “Committee”) comprised of Carl L. Gordon, Jonathan T. Silverstein, Nissim Darvish, Anat Naschitz and Erez Chimovits, each of whom disclaims beneficial ownership of the Ordinary Shares held by OrbiMed Partners, except to the extent of their pecuniary interest therein. As a result, OrbiMed BioFund and OrbiMed Israel may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Ordinary Shares held by OrbiMed Partners and to share power to direct the vote and the disposition of the Ordinary Shares held by OrbiMed Partners.  The number of outstanding Ordinary Shares attributable to OrbiMed Partners is 7,407,282 Ordinary Shares.  OrbiMed Israel maybe be considered to hold indirectly 7,407,282 Ordinary Shares, and OrbiMed BioFund may be considered to hold indirectly 7,407,282  Ordinary Shares.

As noted above under Item 3, Darvish and Naschitz have been members of the Board since March 2013, and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.  From time to time, Darvish and Naschitz may receive stock options or other awards of equity‑based compensation pursuant to the Issuer’s compensation arrangements for non‑employee directors.  Darvish and Naschitz are obligated to transfer any Ordinary Shares granted to them by the Issuer, or the economic benefits thereof, to OrbiMed Israel or an affiliate, which in turn will ensure that such Ordinary Shares or economic benefits are provided to OrbiMed Partners.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule B to this Statement or between any of the Reporting Persons and any other person or, to the best of their knowledge, any person named in Schedule B to this Statement and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
A.	Joint Filing Agreement between OrbiMed Israel GP Ltd. and OrbiMed Israel BioFund GP Limited Partnership

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 31, 2017

ORBIMED ISRAEL BIOFUND GP LIMITED PARTNERSHIP

By:	OrbiMed Israel GP Ltd., its General Partner

By:	/s/ Nissim Darvish
Nissim Darvish
Director

ORBIMED ISRAEL GP LTD.

By:	/s/ Nissim Darvish
Nissim Darvish
Director

SCHEDULE I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Israel GP Ltd. are set forth below.  Unless otherwise noted, all of these persons are Israeli citizens and have as their business address 89 Medinat HaYehudim St., Build E, 11th Floor, Herzliya 46766, Israel.

Name	Position with Reporting Person	Principal Occupation
Carl L. Gordon American citizen	Director	Member OrbiMed Advisors LLC
Nissim Darvish	Director	Senior Managing Director OrbiMed Israel Partners Limited
Jonathan T. Silverstein American citizen	Director	Member OrbiMed Advisors LLC

SCHEDULE II

The business and operations of OrbiMed Israel BioFund GP Limited Partnership are managed by the executive officers and directors of its general partner, OrbiMed Israel GP Ltd.